AMENDED OFFERING STATEMENT FOR

CLARIFY AI, INC.

(“ClarifyAI,” “we,” “our,” or the “Company”)

Regulation Crowdfunding / Form C/A (Amendment No. 2)
Pre-seed common stock offering at $0.30 per share
Dated: October 21, 2026

Form C Cover Page Data

Item	Response
Form type	Form C/A: Amendment to Offering Statement.
Issuer name	Clarify AI, Inc.
Legal status of issuer	Corporation; Delaware.
Date of organization	October 17, 2024
Physical address of issuer	2121 Avenue of the Stars, 26th Floor Los Angeles, CA 90067
Website of issuer	ClarifyMyBill.com
Co-issuer	No.
Name of intermediary	Andes Capital Group, LLC
Intermediary CIK / SEC file / CRD	CIK 0001348811 / SEC File No. 008-67202 / CRD No. 139212
Intermediary compensation	$3,000 expenses plus 3% of each raise on closing
Transfer agent / investment processing	Colonial Stock Transfer / CloudRaise portal
Security offered	Common Stock, par value $0.0001 per share.
Price	$0.30 per share.
Target number of securities	833,333 shares
Target offering amount	$10,000
Maximum offering amount	$1,200,000
Maximum number of securities	4,000,000 shares of Common Stock
Oversubscriptions accepted	Yes
Oversubscription allocation	In company’s discretion
Deadline to reach target amount	December 31, 2026
Current employees	0
Jurisdictions	All

Important Legends and Disclaimers

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Forward-looking statements. This offering statement includes forward-looking statements concerning market opportunity, product development, customer adoption, future revenue, exit opportunities, and other future events. These statements are based on assumptions that may prove incorrect. Actual results may differ materially.

The Company

1. What is the name of the issuer?

Clarify AI, Inc.
2121 Avenue of the Stars, 26th Floor

Los Angeles, CA 90067

Website: ClarifyMyBill.com

Eligibility

2. The following are true for Clarify AI, Inc.:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement, or for such shorter period that the issuer was required to file such reports.
- Not a development stage company that has no specific business plan or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? No

Directors, Officers and Promoters of the Company

The directors, officers and promoters of the Company are listed below. Jodd Readick is the Company's sole director.

Name	Current role	Business experience / responsibilities
Jodd Readick	Founder, Chief Executive Officer and Director	Mr. Readick is a serial technology entrepreneur, advisor and investor with more than 40 years of experience. He has pioneered innovations in artificial intelligence, communications, and connected systems. October 2024-Present – Founder, Chief Executive Officer and Director, Clarify AI, Inc. September 2024-Present - Venture Partner — Treasure Coast Ventures December 2017-present - Member, Screening Committee — Mid Atlantic Bio Angels
Jonathan Destler	Co-Founder	Mr. Destler has a 30-year career at the intersection of science, finance, technology innovation, corporate development, and capital formation. June 2016-present – Founder & CEO Opti-Harvest, Inc. March 2025- Present – Managing Member, Enso Ventures LLC
Chester Griffiths, MD	Co-Founder and Chief Medical Officer	Dr. Griffiths is a board-certified Otolaryngologist and Facial Plastic & Reconstructive Surgeon with more than 37 years of clinical experience; co-founder of Pacific Neuroscience Institute;

Name	Current role	Business experience / responsibilities
		Chief of Otolaryngology at Providence Saint John's Health Center; Professor of Surgery at the John Wayne Cancer Institute; and Associate Clinical Professor at UCLA David Geffen School of Medicine.

Principal Security Holders

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

The table below is based on 21,298,500 shares of Common Stock outstanding as of October 16, 2026, each entitled to one vote per share. No options, warrants or convertible securities are outstanding.

Name of holder	No. and class of securities now held	% voting power prior to offering	
Jodd Readick	11,200,000 shares Common Stock	52.6%	
Jonathan A. Destler	6,445,000 shares Common Stock	30.3% (1)	

(1) Represents 445,000 shares owned directly by Mr. Destler and 6,000,000 shares owned by The Entrust Group, Inc. FBO Jonathan Alexander Destler Roth IRA.

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

ClarifyAI is a B2B healthtech platform being developed to help self-insured employers identify, prevent, dispute, and resolve medical billing errors before employers and employees pay amounts that they do not actually owe. The Company's current target market is self-insured small and medium-sized businesses, initially employers with approximately 200 to 5,000 employees. The Company's business model is expected to be a recurring SaaS model, currently contemplated to be approximately $6 per employee per month, or $72 per employee per year, subject to customer contracting.

The Company's planned platform is being designed to analyze medical claims, explanations of benefits, plan design documents, provider data, hospital chargemasters, hospital price transparency and payer Transparency in Coverage machine-readable files, industry standard code sets (such as CPT, ICD, and HCPCS code libraries, which the Company intends to license as applicable), payer requirements, and other healthcare billing data using artificial intelligence, large language models, machine learning, and deterministic rules-based logic. These code sets are the standardized numbering systems that appear on medical bills: CPT identifies the procedures and services performed, ICD identifies the diagnoses and conditions treated, and HCPCS identifies supplies, drugs, and equipment. The intended workflow is "Detect, Notify, Resolve": the platform would scan claims and bills for potential errors, such as: duplicates, miscoded procedures, missing authorizations, improper allowed amounts, balance-billing issues, deductible and copay errors, out-of-network misclassification, and other discrepancies. It would generate plain-English notifications and reports to employers, employees, HR/benefits teams, providers, payers, or other designated parties; and would use software workflows and agentic AI tools to support documentation, communications, dispute tracking, and resolution.

The Company believes that self-insured employers are highly exposed to billing errors because they pay claims directly and often lack tools to systematically detect overcharges before payment. Management estimates that there are approximately 330,000 U.S. self-insured employers covering approximately 80 million employees, with an initial serviceable market focused on approximately 34,000 self-insured employers with 200 to 5,000 employees. These estimates are management's estimates, have not been independently verified, and are forward-looking.

The Company's anticipated business plan for the pre-seed period includes: defining and building the MVP; hiring a CEO, CTO, development team, and contractors; securing and licensing data sources; validating product architecture; obtaining letters of

intent from early adopters; establishing channel-partner relationships; developing privacy, security, and compliance processes; and preparing the business for a larger seed financing and commercial launch. Management has set an internal four-year goal of scaling through channel partners toward $52 million in annual recurring revenue; this is an internal target only, is not based on any customer contract, and is not a projection or guarantee. The Company has not yet proven that it can build the product, acquire customers, achieve stated pricing, obtain required data rights, complete integrations, or realize projected revenue.

The Company currently has no employees and uses or expects to use employees, contractors, advisors, and outside service providers.

Risk Factors

Material factors that make an investment in Clarify AI, Inc. speculative or risky include the following.

1. **Early-stage company with limited operating history and no assured revenue.** The Company was recently formed and is in the pre-seed stage. It may have limited or no revenue, limited operating history, and limited financial information. Investors have little historical data from which to evaluate the Company's prospects, and the Company may never become profitable.

2. **The product may not be built successfully or on schedule.** The business depends on developing an AI-enabled and deterministic rules-based platform capable of accurately analyzing complex healthcare billing, claims, EOB, plan-design, coding, payer, provider, and dispute-resolution data. Development may take longer and cost more than expected, and the final product may not perform as intended.

3. **The Company depends on access to complex and sensitive data.** The platform depends on claims, EOBs, provider data, chargemasters, code libraries, plan documents, payer rules, and other data. The Company may not obtain data at acceptable cost, with sufficient quality, or on commercially reasonable terms. Restrictions on data use may limit the product's functionality or scalability.

4. **Healthcare data privacy and security obligations are significant.** The Company may handle protected health information, personal information, benefits data, or other sensitive information. Failure to comply with HIPAA, state privacy laws, contractual security requirements, or other privacy/security standards could result in liability, loss of customers, regulatory scrutiny, and reputational harm.

5. **Cybersecurity incidents could materially harm the business.** A data breach, ransomware event, unauthorized access, vendor breach, or failure of security controls could expose sensitive healthcare and employee data, disrupt operations, trigger notice obligations, and create substantial legal and financial exposure.

6. **Billing error detection may be inaccurate or disputed.** The Company's software may produce false positives, false negatives, incomplete analyses, or recommendations that providers, payers, TPAs, employers, or employees dispute. Incorrect or incomplete outputs could reduce customer trust, create liability, or require costly human review.

7. **Regulatory and healthcare-industry rules may limit or change the business model.** Healthcare billing, insurance administration, patient advocacy, claims processing, benefit-plan administration, consumer protection, and data use are regulated areas. New or existing rules may affect the Company's operations, marketing, pricing, dispute-resolution workflows, or ability to communicate with insurers, providers, employers, or employees.

8. **Third-party integrations are uncertain.** The Company expects to integrate or exchange data with TPAs, carriers, employers, providers, clearinghouses, EHR systems, and other vendors. These third parties may not cooperate, may charge significant fees, may delay implementation, or may restrict access.

9. **The market and ROI claims are not proven.** The Company's business case relies on estimates of billing-error rates, per-employee overcharges, customer return on investment and market size that are drawn from third-party and internal sources and have not been independently verified. Actual error rates, recoveries, customer savings, implementation costs, customer willingness to pay, and ROI may be materially lower.

10. **Customer adoption and sales cycles may be difficult.** Self-insured employers, benefit brokers, TPAs, and channel partners may have long sales cycles, complex procurement processes, data-security reviews, and vendor-risk requirements. The Company may fail to obtain letters of intent, pilots, channel partnerships, or paying customers on the expected timeline.
11. **Incumbents and larger competitors may enter the market.** TPAs, insurers, revenue-cycle-management companies, benefit consultants, claims auditors, patient advocates, EHR companies, large technology companies, and emerging AI startups may develop competing solutions. Some competitors have greater capital, data access, healthcare relationships, technical teams, and distribution.
12. **The Company's asserted data moat may not materialize.** The Company's defensibility depends on data access, training data quality, algorithms, workflow data, customer adoption, and feedback loops. Competitors may replicate features, acquire similar datasets, or use established relationships to overcome the Company's intended advantage.
13. **The Company will require additional capital and investors will be diluted.** Even if this offering is successful, the Company expects to need additional capital to build technology, secure data, obtain certifications, hire personnel, sell to customers, and scale operations. Future financings may dilute investors, may be on terms superior to this offering, or may not be available at all.
14. **Future financing may include preferred stock or other senior securities.** The Company is authorized to issue preferred stock. Future preferred stock, convertible securities, debt, warrants, options, or SAFEs may have rights, preferences, liquidation preferences, anti-dilution protection, or control rights senior to Common Stock investors.
15. **Founder and principal shareholder control may limit investor influence.** One or more founders or principal holders control a majority of the Company's outstanding voting power. Purchasers in this offering will be minority holders and will have limited ability to influence management, governance, financings, related-party transactions, or exit decisions.
16. **Key-person and hiring risk is material.** The Company depends on founders, advisors, technical leadership, clinical expertise, and planned executive hires. Loss of key personnel or failure to hire a CTO, engineering team, data-science team, compliance personnel, or sales leadership could materially delay or impair the business.
17. **Use of proceeds is subject to management discretion.** The stated use of proceeds is an estimate. Actual allocations may change based on business conditions, costs, hiring, data availability, compliance requirements, product development results, and financing needs.
18. **Prior investor materials described terms that are not part of this offering.** Presentation materials previously prepared by the Company referred to an optional investor-income feature and to valuation figures that differ from the price of this offering. No such feature is offered. Investors should rely only on this Form C and the offering materials made available through the intermediary's platform.
19. **Common Stock will be illiquid and subject to transfer restrictions.** There is no public market for the Company's Common Stock. Reg CF securities are generally subject to a one-year transfer restriction, and the subscription agreement imposes the right of first refusal and lock-up described in Question 15.
20. **Investors could lose their entire investment.** The Company is speculative, early-stage, undercapitalized, and dependent on successful product development, data access, customer adoption, future financing, and regulatory compliance. There is no assurance of dividends, liquidity, sale, IPO, or any return of capital.

The Offering

9. What is the purpose of this offering?

The purpose of this offering is to raise capital to fund the Company's product development, data-source acquisition/licensing, technical architecture validation, early customer and channel-partner development, sales and marketing, recruiting, legal/compliance work, office infrastructure, and general corporate purposes, and to advance ClarifyAI from concept and early validation toward an MVP and early commercial readiness.

10. How does the issuer intend to use the proceeds of this offering?

The Company intends to use the proceeds of this offering for the purposes described in Question 9, in the amounts and priorities set out in Question 28.

The target offering amount is $10,000 and the maximum offering amount is $1,200,000. The minimum investment amount in this offering is $1,000. No proceeds will be released to the Company unless and until investment commitments equal or exceed the target offering amount and the cancellation period described in Question 12 has expired.

11(a). Did the issuer make use of any written communication or broadcast script for testing the waters either under Rule 241 within 30 days of the initial filing or under Rule 206?

No.

11(b). How will the issuer complete the transaction and deliver securities to the investors?

Subscriptions will be processed through the platform of Andes Capital Group, LLC, a registered broker-dealer acting as intermediary, including electronic subscription documents and investment-processing workflows. Investor funds will be held by North Capital Private Securities, a registered broker-dealer, as escrow facilitator, and released only in accordance with Regulation Crowdfunding, the intermediary's procedures, and the offering documents. Securities will be issued as shares of Common Stock and recorded in book-entry form through the Company's transfer agent, Colonial Stock Transfer, which also provides the subscription-processing technology used on the intermediary's platform.

12. How can an investor cancel an investment commitment?

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the offering materials. The intermediary will notify investors when the target offering amount has been met. If the Company reaches the target offering amount before the deadline, the Company may close early if permitted by the intermediary and if investors receive notice of the new offering deadline at least five business days before the new deadline, absent a material change requiring extension of the offering and reconfirmation. If an investor does not cancel before the 48-hour period prior to the offering deadline, funds may be released to the Company at closing and the investor will receive securities. If an investor does not reconfirm after a material change to the offering, the investor's commitment will be cancelled and committed funds will be returned.

Can the Company perform multiple closings or rolling closings for the offering?

The Company may conduct rolling closings only if permitted by Regulation Crowdfunding, the intermediary's procedures, escrow arrangements, and the final offering documents.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

The Company is offering shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.30 per share. The maximum offering amount is $1,200,000, representing 4,000,000 shares at $0.30 per share. The shares will be issued pursuant to Regulation Crowdfunding, the Company's Certificate of Incorporation, Bylaws, the subscription agreement, transfer-agent procedures, and applicable law. The securities are not preferred stock, SAFEs, convertible notes, revenue-sharing securities, or debt securities.

14. Do the securities offered have voting rights?

Yes. Each share of Common Stock has one vote per share, subject to the Certificate of Incorporation, Bylaws, and applicable law.

15. Are there any limitations on any voting or other rights identified above?

Yes. Investors will be minority holders. Their voting rights will be limited by the number of shares purchased, the concentration of voting control among founders/principal holders, Delaware law, the Company's governing documents, and the subscription agreement. Under the subscription agreement, before any transfer of the shares the holder must first offer them to the Company, which has 30 days to elect to purchase them at the proposed price (subject to exceptions for certain family and estate-planning transfers), and if the Company undertakes an underwritten public offering the holder must agree not to transfer the shares for up to 180 days after effectiveness of the registration statement. The shares will bear restrictive legends.

16. How may the terms of the securities being offered be modified?

The terms of the Common Stock may be modified only in accordance with the Company's Certificate of Incorporation, Bylaws, Delaware law, applicable securities laws, and the subscription agreement. Certain corporate actions may require approval of the board of directors and/or shareholders.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser during the one-year period beginning when the securities were issued, unless the securities are transferred to the issuer, to an accredited investor, as part of an offering registered with the SEC, or to a family member or equivalent, a trust controlled by the purchaser or created for a family member, or in connection with death, divorce, or a similar circumstance. Additional contractual transfer restrictions, stop-transfer instructions, right-of-first-refusal rights, lock-up provisions, and legends apply under the subscription agreement, as described in Question 15.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding?

Class of security	Amount authorized	Amount outstanding	Voting rights	Other rights
Common Stock	45,000,000 authorized	21,298,500 outstanding	Yes - one vote per share	Subject to Delaware law, COI, Bylaws, transfer restrictions, and the right of first refusal and lock-up described in Question 15.
Preferred Stock	5,000,000 authorized	None outstanding	No current voting rights because none outstanding	The Board of Directors may issue preferred stock in one or more series and fix the rights and preferences of each series without stockholder approval.
Options / warrants / convertible securities	None	None	None	None

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security?

The Company is authorized to issue preferred stock and additional Common Stock. Future issuances of preferred stock, options, warrants, convertible notes, SAFEs, or other securities may dilute purchasers in this offering and may have rights senior to or otherwise different from the Common Stock. The Company may also adopt or expand an equity incentive plan, issue securities in future financings, issue securities to service providers, or issue securities in acquisitions or strategic transactions.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No. The securities being offered are the same class of Common Stock as the Common Stock currently outstanding, except that shares sold in this offering are subject to the Regulation Crowdfunding transfer restrictions described above and to the right of first refusal and lock-up in the subscription agreement. Certain shares of Common Stock issued to a founder are subject to time-based vesting over four years and to the Company's right to repurchase unvested shares; the shares offered hereby are not subject to vesting.

20. How could the exercise of rights held by the principal owners identified in Question 6 above affect the purchasers of securities being offered?

Principal holders will be able to exercise significant influence, and possibly control, over matters submitted to shareholders, including election of directors, amendments to governing documents, future financings, sale transactions, issuance of additional securities, related-party transactions, and other corporate matters. Purchasers in this offering should expect to have limited ability to influence corporate governance or strategic decisions.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The $0.30 per share price was determined by the Company based on management's judgment, current development stage, market opportunity, prior and current financing discussions, and capitalization. Based on 21,298,500 shares outstanding, $0.30 per share implies a pre-money equity value of approximately $6.39 million before this offering. Future valuations may be determined by the board of directors, third-party valuation providers, lead investors in future financings, negotiated financing terms, revenue traction, market conditions, strategic transactions, or other methods. There is no assurance that any future valuation will equal or exceed this offering price.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Purchasers will be minority common stockholders. They will not control the Company, will have limited information rights beyond required Reg CF reporting, may be diluted by future issuances, may be subordinated to future preferred or debt securities, and may have no practical ability to force dividends, liquidity, repurchases, sale transactions, or governance changes. Management and principal holders may make decisions that minority investors disagree with or that reduce the value of their shares.

23. What are the risks to purchasers associated with corporate actions including additional issuances, issuer repurchases, sale of the issuer or assets, and transactions with related parties?

Additional securities issuances may dilute investors. Issuer repurchases, if any, may use cash needed for operations. A sale of the Company or its assets may produce no return or a return below the purchase price. Related-party transactions may create conflicts of interest and may not be negotiated on arm's-length terms. Future financings may include liquidation preferences, anti-dilution rights, board rights, veto rights, or other provisions that materially affect Common Stock holders.

24. Describe the material terms of any indebtedness of the issuer.

As of December 31, 2025, the Company's only indebtedness consisted of $9,194 of advances from its Chief Executive Officer, Jodd Readick, which are non-interest bearing, unsecured and due on demand. The Company has no long-term debt, credit facilities, guarantees or contingent obligations.

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has conducted the following exempt offerings within the past three years.

Date/period	Exemption relied upon	Securities offered	Amount sold	Cash proceeds / consideration	Use of proceeds / notes
2024-12-23 to 2025-01-23	Section 4(a)(2)	Common Stock	19,627,500 shares	$1,962.75 paid at $0.0001/share	Founder equity issuance and initial capitalization.
2025-02-28 to 2025-06-24	Section 4(a)(2)	Common Stock	750,000 shares	$7,500	Sales at $0.01 per share to six investors, including officers and advisors.
2025-05-21 to 2026-03-28	Rule 701	Common Stock	287,667 shares	Services	Shares issued to service providers in lieu of cash compensation.
2026-01-15 to 2026-03-13	Section 4(a)(2)	Common Stock	600,000 shares	$75,000	Sales to four investors at $0.15 per share, except that one purchase of 200,000 shares by one investor was made for $15,000 ($0.075 per share).
2026-05-20	Section 4(a)(2)	Common Stock	33,333 shares	$10,000	$0.30/share subscription by the Company's Chief Medical Officer (see Question 26).

26. Related-party transactions.

Other than the share issuances described in Question 25: (1) the Company's Chief Executive Officer, Jodd Readick, has made non-interest-bearing advances to the Company and paid expenses on its behalf; the balance owed was $9,194 at December 31, 2025, is unsecured and due on demand, and will not be repaid from the proceeds of this offering; and (2) in May 2026 the Company's Chief Medical Officer, Chester Griffiths, MD, subscribed for 33,333 shares of Common Stock at $0.30 per share for $10,000. There are no other transactions with related persons required to be disclosed.

Financial Condition of the Issuer

27. Does the issuer have an operating history?

Yes, but limited. The Company was formed in October 2024 and is a pre-revenue company that has not yet commenced principal operations.

28. Describe the financial condition of the issuer, including liquidity, capital resources, and historical results of operations.

We are a pre-revenue company and the historical results included are not indicative in any way of future results. If we were to receive the full $1,200,000, our present intention, which is subject to change based on the changing environment in our business, is to apply the funds as follows:

Tech Development	$240,000
Presales and Marketing	$240,000
Data Source Licensing	$180,000
MVP Definition	$180,000
Digital Marketing	$120,000
Office Infrastructure	$120,000
Legal and Recruiters	$120,000
TOTAL	**$1,200,000**

If we raise only the target offering amount of $10,000, the proceeds will be primarily directed toward business development, strategic partnerships, and early customer acquisition activities. This will include securing letters of intent (LOIs) from prospective customers, establishing relationships with self-insured employers, third-party administrators, benefits advisors, and other distribution partners, and identifying development partners to help refine the platform and support future pilot programs. These activities are intended to validate market demand, establish a foundation for commercialization, and position the Company to attract additional capital for product development and broader market deployment. If we raise more than the target but less than the maximum, we will prioritize tech development, allocate limited funds to the other categories and seek additional financing, of which there can be no assurance. Our priorities may change based upon management's assessment in the future.

We are currently extremely illiquid with only nominal cash and our future liquidity is largely dependent on this offering and other sales of our securities, none of which can be assured.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period since inception if shorter.

The following are filed as exhibits to this Form C:

- Independent Accountant's Review Report dated July 20, 2026.
- Financial statements as of and for the years ended December 31, 2025 and 2024, reviewed by an independent certified public accountant.

- Selected financial data:

Selected financial data	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,737	$4,180
Cash & Cash Equivalents	$3,737	$4,180
Accounts Receivable	0	0
Short-term Debt	$9,194	$4,879
Long-term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income / (Loss)	$(13,351)	$(2,419)

Bad Actor Disqualification

30. Covered-person disqualification questions.

None of the Company, any predecessor or affiliated issuer, any director, officer or other person of similar status, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, any promoter connected with the Company, or any person compensated for soliciting investors (or any general partner, director, officer or managing member of such a person), is subject to any of the following disqualifying events, and no such person was subject to any such event occurring before May 16, 2016 that would require disclosure under Rule 503(c):

- Criminal convictions in connection with securities, false SEC filings, or regulated securities/intermediary businesses.
- Court orders, judgments, or decrees restraining securities, false-filing, broker, dealer, investment adviser, funding portal, or solicitation conduct.
- Final orders of state securities, banking, insurance, federal banking, CFTC, or NCUA regulators.
- SEC orders suspending, revoking, limiting, or barring participation in regulated securities activities or penny stock offerings.
- SEC cease-and-desist orders involving scienter-based anti-fraud provisions or Securities Act Section 5.
- Suspension or expulsion from a registered national securities exchange or affiliated securities association.
- Stop orders or investigations/proceedings involving registration statements or Regulation A offering statements within the applicable period.
- U.S. Postal Service false representation orders or related temporary restraining orders/preliminary injunctions.

Other Material Information

The Company is not offering any investor-income, revenue-share or return feature; the only security offered is Common Stock on the terms described in this Form C. All materials used in connection with this offering will be made available through the intermediary's platform and are consistent with this Form C.

Exhibits / Attachments

Category	Document	Exhibit
Governance	Certificate of Incorporation	Exhibit A — Certificate of Incorporation
Governance	Bylaws	Exhibit B — Bylaws
Securities	Subscription / Common Stock Purchase Agreement	Exhibit C — Form of Common Stock Subscription Agreement
Financials	CPA reviewed financial statements and review report	Exhibit D — Financial statements and Independent Accountant's Review Report
Offering page	Offering page screenshots / campaign page / videos / transcripts	None
Testing-the-waters	Written communications and broadcast scripts	None
Other	Investor overview / corporate presentation	None

Ongoing Reporting

The issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the issuer's website at www.clarifymybill.com.

The issuer must continue to comply with ongoing reporting requirements until one of the termination conditions under Regulation Crowdfunding is satisfied, including that the issuer becomes subject to Exchange Act reporting, has filed at least one annual report and has fewer than 300 holders of record and total assets that do not exceed the applicable threshold, has filed at least three annual reports, the securities issued in reliance on Section 4(a)(6) have been repurchased or redeemed, or the issuer liquidates or dissolves its business in accordance with state law.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

CLARIFY AI, INC.

By:	/s/ Jodd Readick
Name:	Jodd Readick
Title:	Chief Executive Officer (Principal Executive Officer), Principal Financial and Accounting Officer, and sole Director
Date:	October 21, 2026

This Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jodd Readick Chief Executive Officer, Principal Financial and Accounting Officer, and sole Director Date: October 21, 2026